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                                                                  EXHIBIT 16.1
March 30, 1999



Securities and Exchange Commission
Washington, D.C.  20549


Registration No. 333-71909


Ladies and Gentlemen:

We were previously principal accountants for Flycast Communications Corporation and, under the date of May 22, 1998, except for note 8, which is as of September 29, 1998, we reported on the financial statements of Flycast Communications Corporation as of and for the years ended March 31, 1998 and 1997. On December 29, 1998, our appointment as principal accountants was terminated. We have read Flycast Communications Corporation's statements included in its S-1 under the heading change in auditors, dated March 1, 1999 and we agree with such statements, except that we are not in a position to agree or disagree with Flycast Communications Corporation's statement that the change in accountants was approved by the Board.


Very truly yours,

/s/ KPMG LLP